SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

March 31, 2009
with Report of Independent Registered Public Accounting Firm

Net Serviços de Comunicação S.A.

Condensed consolidated interim financial statements (Unaudited)

March 31, 2009 and December 31, 2008

Contents

Report of independent registered public accounting firm	1

Condensed consolidated balance sheets as of March 31, 2009 (Unaudited) and December 31, 2008	2

Condensed consolidated statements of income for the three-month periods ended March 31, 2009 and 2008 (Unaudited)	4

Condensed consolidated statements of changes in stockholders’ equity for the three-month period ended March 31, 2009 (Unaudited) and for the year ended December
31, 2008 and comprehensive income for the three-month periods ended March 31, 2009 and 2008 (Unaudited)	5

Condensed consolidated statements of cash flows for the three-month periods ended March 31, 2009 and 2008 (Unaudited)	6

Notes to condensed consolidated interim financial statements (Unaudited) – March 31, 2009	7

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Net Serviços de Comunicação S.A.

1.
We have reviewed the condensed consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of March 31, 2009, and the related condensed consolidated statements of income, changes in stockholders’ equity and comprehensive income and cash flows for the three-month periods ended March 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management.

2.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

4.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated February 10, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil, April 27, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

B. Alfredo Baddini Blanc
Partner

Net Serviços de Comunicação S.A.

Condensed consolidated balance sheets
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

		March 31,		December 31,
		2009		2008

Assets		(Unaudited)
Current assets
Cash and cash equivalents	US$	275,769	US$	315,310
Trade accounts receivable, net of allowance for
doubtful accounts of US$20,335 at March 31, 2009
and US$16,245 at December 31, 2008		172,584		161,933
Inventories		24,939		26,426
Deferred income taxes		7,118		7,173
Recoverable income taxes		23,912		42,943
Prepaid expenses		12,385		11,565
Other current assets		6,424		5,473

Total current assets		523,131		570,823

Non-current assets
Property and equipment, net		1,065,806		1,023,839
Goodwill		817,785		814,884
Intangible assets		288,545		292,266
Deferred income taxes		64,355		66,850
Judicial deposits		48,281		47,464
Recoverable income taxes		17,484		21,524

Other non-current assets		4,381		4,306

Total non-current assets		2,306,637		2,271,133

Total assets	US$	2,829,768	US$	2,841,956

		March 31,		December 31,
		2009		2008

Liabilities and stockholders’ equity		(Unaudited)
Current liabilities
Trade accounts payable	US$	94,065	US$	127,664
Accounts payable to programmers		67,672		63,508
Income taxes payable		11,062		34,648
Sales taxes payable		45,505		47,166

Payroll and related charges		44,706		68,753
Current portion of long-term debt		19,215		16,567
Interest payable		24,822		9,890
Deferred revenue		85,177		83,431
Accrued expenses		-		25,029
Other liabilities		21,082		18,439

Total current liabilities		413,306		495,095

Non-current liabilities
Long-term debt, less current portion		736,928		730,333
Deferred sign-on, hook-up fee and programming
benefits		49,189		45,329
Estimated liability for tax, labor and civil claims and
assessments		309,498		297,790
Accrued expenses and other liabilities		38,715		33,982

Total non-current liabilities		1,134,330		1,107,434

Total liabilities		1,547,636		1,602,529

Stockholders’ equity
Preferred stock, no par value		2,381,935		2,373,572
Common stock, no par value		1,004,139		987,414
Additional paid-in capital		13,571		38,659
Accumulated deficit		(1,750,352)		(1,781,395)
Accumulated other comprehensive loss		(367,161)		(378,823)

Total stockholders’ equity		1,282,132		1,239,427

Total liabilities and stockholders’ equity	US$	2,829,768	US$	2,841,956

See accompanying notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of income (Unaudited)
March 31, 2009 and 2008
(Thousands of United States dollars, except per share and share amounts)

	Three Months ended March 31,

	2009		2008

Total revenue	US$	611,239	US$	624,427
Taxes and other deductions from revenues		(144,636)		(146,659)

Net operating revenue		466,603		477,768

Programming and other operating costs, excluding
depreciation and amortization:
Third party providers		(37,114)		(37,693)
Related parties		(69,014)		(79,844)
Other operating costs		(116,596)		(110,269)
Selling, general and administrative expenses		(110,755)		(118,149)
Depreciation and amortization		(61,581)		(66,539)
Other expense		(11,754)		(1,537)

Total operating costs and expenses		(406,814)		(414,031)

Operating income		59,789		63,737

Other income (expenses):
Monetary indexation, net		(104)		94
Gain on exchange rate, net		2,601		2,704
Interest expense		(20,441)		(18,258)
Interest income		8,770		10,556
Financial expense, net		(4,771)		(3,479)

Total other expenses, net		(13,945)		(8,383)

Income before income taxes		45,844		55,354

Income taxes		(14,801)		(29,738)

Net income	US$	31,043	US$	25,616

Net earnings per common share basic and diluted	US$	0.09	US$	0.07

Net earnings per preferred share basic and diluted	US$	0.09	US$	0.08

Weighted average number of common shares outstanding		113,818,189		113,440,328

Weighted average number of preferred shares
outstanding		227,107,593		223,930,592

See accompanying notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of changes in stockholders’ equity and comprehensive income
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

								Accumulated
								other
								comprehensive
	Number of shares issued			Capital stock		Additional		gain

						paid-in	Accumulated	(loss) - only
	Preferred	Common	Preferred	Common	Total	capital	deficit	CTA	Total

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

Exchange of tax benefit contributed
by stockholders for shares January
31, 2008	2,454,256	1,229,387	13,912	27,773	41,685	(41,685)	-	-	-

Tax benefit contributed by
stockholders	-	-	-	-	-	1,156	-	-	1,156

Change in cumulative translation
adjustment for the year	-	-	-	-	-	-	-	(408,642)	(408,642)

Net income for the year	-	-	-	-	-	-	23,206	-	23,206

Balance at December 31, 2008	225,574,263	113,051,524	US$ 2,373,572	US$ 987,414	US$ 3,360,986	US$ 38,659	US$ (1,781,395)	US$ (378,823)	US$ 1,239,427

Exchange of tax benefit contributed
by stockholders for shares January
31, 2009	2,816,320	1,408,161	8,363	16,725	25,088	(25,088)	-	-	-

Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	11,662	11,662

Net income for the period	-	-	-	-	-	-	31,043	-	31,043

Balance at March 31, 2009
(unaudited)	228,390,583	114,459,685	US$ 2,381,935	US$ 1,004,139	US$ 3,386,074	US$ 13,571	US$ (1,750,352)	US$ (367,161)	US$ 1,282,132

	Three-month periods ended March 31,
	2009	2008

Net income for the period	US$ 31,043	US$ 25,616
Cumulative translation adjustments	11,662	20,709

Total comprehensive income
(unaudited)	US$ 42,705	US$ 46,325

See accompanying notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of cash flows (Unaudited)
March 31, 2009 and 2008
(Thousands of United States dollars)

		Three-months period ended March 31,

		2009		2008

Operating activities
Net income for the period	US$	31,043	US$	25,616
Adjustments to reconcile net income to net cash provided by
Operating activities:
Amortization of deferred sign-on and hook-up fee revenues		143		(990)
Exchange losses, monetary indexation and interest expense, Net		18,847		20,122
Depreciation and amortization		61,581		66,539
Deferred income taxes		3,550		22,131
Write off and disposal of assets, net		5,456		(444)
Estimated liability for tax, labor and civil claims and assessments		5,106		(15,458)
Increase/decrease in operating assets and liabilities
Trade accounts receivable		(2,782)		(9,596)
Recoverable income taxes		23,676		13,324
Short-term investments		-		(67)
Prepaid expenses and other assets		(5,731)		10,334
Accounts payable to suppliers and programmers		(31,077)		(1,577)
Income taxes payable		(26,050)		(12,309)
Payroll and related charges		(22,058)		(7,791)
Sales taxes, accrued expenses and other liabilities		(11,663)		11,059

Net cash provided by operating activities		50,041		120,893

Investing activities
Acquisition of property and equipment		(92,505)		(99,419)
Proceeds from sale of equipment		131		500

Net cash used in investing activities		(92,374)		(98,919)

Financing activities
Repayments of short-term debt		(9,004)		(5,335)
Issuances of long-term debt		8,905		2,108

Net cash used in financing activities		(99)		(3,227)

Effect of exchange rate changes on cash and cash equivalents		2,891		3,781

Net increase (decrease) in cash and cash equivalents		(39,541)		22,528
Cash and cash equivalents at beginning of the period		315,310		319,063

Cash and cash equivalents at end of the period	US$	275,769	US$	341,591

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$	17,710	US$	8,995
Cash paid for interest	US$	5,553	US$	5,146
Exchange of tax benefit contributed by shareholder for shares	US$	25,088	US$	41,685

See accompanying notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice service under the “NET FONE VIA EMBRATEL” brand name.

During the period ended March 31, 2009 there have been no significant changes in the Company’s ownership in subsidiaries, except for the fact that on February 28, 2009 the subsidiary Net Florianópolis was merged into Net Serviços de Comunicação S.A. and on March 31, 2009 the subsidiaries Zerelda Participações Ltda. and EBS Ltda. were merged into 614 Telecomunicações Ltda.

Proposed acquisitions subject to regulatory approval

On August 29, 2008, the Company entered into a purchase agreement with EDP – Energias do Brasil S.A. to acquire the control of ESC90 Telecomunicações Ltda., a pay TV and broadband provider in the cities of Vitória and Vila Velha, Espírito Santo State in Brazil. This acquisition is subject to regulatory approval of the National Telecommunications Agency – ANATEL.

2. Basis of presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

2. Basis of presentation (Continued)

The condensed consolidated interim financial statements as of and for the three-month period ended March 31, 2009 and 2008 are unaudited. However, in the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2009 are not necessarily indicative of the results to be expected for the entire year.

These unaudited condensed consolidated interim financial statements have been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2008 and should be read in conjunction therewith.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by USGAAP.

The Brazilian real (R$) appreciated 0.93% against the US Dollar (US$) during the quarter ended March 31, 2009 resulting in an exchange gain of US$2,497 mainly derived from the Company’s long-term dollar denominated debt of US$350,000. Due to the long-term nature of its debt and hedged exposure on short-term US dollar denominated obligations, the Brazilian real devaluation does not have immediate impact on the Company´s liquidity. See note 9 – Financial Instruments. The exchange rate of the R$ to the US$ was R$2.3152:US$ 1.00 at March 31, 2009, R$2.3370:US$ 1.00 at December 31, 2008 and R$ XXXX: US$1.00 at April 27, 2009.

3. Inventories

Inventories are comprised, as follows:

		March 31, 2009	December 31, 2008

Consumable material	US$	13,334	12,301
Parts and maintenance materials		11,605	14,125

	US$	24,939	26,426

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

4. Business combinations

On December 29, 2008, the Company acquired 100% of the outstanding shares and quotas of 614 Telecomunicações Ltda. and its subsidiaries which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand name (“BIGTV Companies”). The purchase price of US$163,559 as reported in the December 31, 2008 consolidated financial statements has been adjusted to a final purchase price, fully paid, of US$159,509 during the quarter ended March 31, 2009. As a result, the goodwill determined based on the preliminary purchase price allocation has been adjusted from US$102,513 to US$98,166. The goodwill is attributed to expected future profits and is deductible for tax purposes. The assigned value of assets acquired and liabilities assumed will be determined based on ongoing appraisals. The Company incurred acquisition costs of US$2,392, which are included in the purchase price.

The acquisition has been accounted for using the purchase method and the financial results of BIGTV Companies have been included in the Company’s Consolidated Financial Statements as from December 29, 2008.

5. Related party transactions

The balances with related parties as well as revenues and operating costs and expenses, are as follows:

				Trade accounts
		Trade accounts		payable and
		receivable		programmers

		March	December	March	December
Related companies		31,2009	31,2008	31,2009	31,2008

Emp. Brasil. de Telecom. S.A – Embratel	US$	12,855	7,427	59,020	52,218
Net Brasil S.A.		-	-	39,062	37,513
Globosat Programadora Ltda.		49	86	4,760	4,477
Editora Globo S.A.		-	-	421	424
Other		-	-	250	431

Total	US$	12,904	7,513	103,513	95,063

		Three months ended March 31,

		Service		Operating costs and
Related companies		revenues		expenses

		2009	2008	2009	2008

Emp. Brasil. de Telecom. S.A – Embratel	US$	41,298	25,184	(23,750)	(18,468)
Net Brasil S.A.		-	-	(68,442)	(70,472)
Globosat Programadora Ltda.		230	352	(572)	(9,372)
Editora Globo S.A.		-	-	(1,270)	(1,661)
Banco Inbursa S.A. (related party)		-	-	(2,737)	-
Other		-	-	(357)	(2,674)

Total	US$	41,528	25,536	(97,128)	(102,647)

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

6. Debt

Debt is comprised as follows:

		Effective interest rate per
		year			Outstanding balances as of

		March	December		March		December
	Currency	31, 2009	31, 2008		31, 2009		31, 2008

Debentures - 6th public issuance	R$	13.07%	13.07%	US$	250,518	US$	248,181
Perpetual Notes	US$	11.75%	11.75%		150,000		150,000
Bank credit notes	R$	13.88%	13.62%		73,428		72,743
FINAME	R$	9.15%	9.15%		82,197		75,976
Banco Inbursa S.A. (related party)	US$	9.22%	9.22%		200,000		200,000

					756,143		746,900
Less current portion					(19,215)		(16,567)

Long-term debt				US$	736,928	US$	730,333

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due		Consolidated

2010	US$	79,862
2011		159,034
2012		79,421
2013		68,611
2017-2019		200,000

Total	US$	586,928

7. Earnings per share

The following table sets forth the computation of earnings per share for the period ended March 31, 2009 and 2008 (in thousands, except per share amounts):

	2009	2008

Numerator
Net income	US$ 31,043	US$ 25,616

Denominator
Weighted average number of common shares	113,818,189	113,440,328
Weighted average number of preferred shares	227,107,593	223,930,592
10% - Preferred shares	1.10	1.10
Weighted average number of preferred shares adjusted	249,818,352	246,323,651

Denominator for basic earnings per share	363,636,541	359,763,979

Basic earnings per common share	US$ 0.09	US$ 0.07
10% - Preferred shares	1.10	1.10
Basic earnings per preferred share	US$ 0.09	US$ 0.08

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

8. Commitments and estimated liability for tax, labor and civil claims and assessments

a) Commitment to acquire ESC90

On August 29, 2008, the Company entered into a purchase agreement with EDP – Energias do Brasil S.A. to acquire the controlling interest in ESC90 Telecomunicações Ltda. a pay TV and broadband provider in the cities of Vitória and Vila Velha, Espírito Santo State in Brazil. This acquisition is subject to regulatory approval of the National Telecommunications Agency – ANATEL.

The Company will use cash on hand to fund the acquisition. The preliminary purchase price of US$40,871 is subject to adjustment at the closing date, which is expected to be during the second quarter of 2009.

b) Estimated liability for tax, labor and civil claims and assessments

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

The estimated liability for tax, labor and civil claims and assessments is comprised as follows:

		March 31,2009		December 31,2008

Tax related matters	US$	273,298	US$	262,842
Labor related claims		20,140		19,985
Civil related claims		16,060		14,963

Total	US$	309,498	US$	297,790

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

8. Commitments and estimated liability for tax, labor and civil claims and assessments (Continued)

b) Estimated liability for tax, labor and civil claims and assessments (Continued)

The activity for tax, labor and civil claims and assessments is as follows:

		Labor	Civil	Tax	Total

Balances at December 31, 2008	US$	19,985	14,963	262,842	297,790
Additions		1,787	2,132	8,590	12,509
Interest		101	19	3,676	3,796
Deletions		(1,921)	(1,195)	(4,284)	(7,400)
Currency translation adjustment		188	141	2,474	2,803

Balances at March 31, 2009	US$	20,140	16,060	273,298	309,498

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made related thereto is US$48,281 (US$47,464 on December 31, 2008), which is available to offset payments required under ultimate unfavorable court decisions.

The company is also involved in contingencies relating to tax matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes, in the amount of US$102,762 (US$100,476 at December 31, 2008).

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings. Labor claims and assessment expense are recorded as selling, general and administrative expenses in the income statement.

Civil proceedings arise in the normal course of business and correspond mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings. Civil claims and assessments expenses are recorded as selling, general and administrative expenses in the income statement.

Following is a description of the Company’s major indirect tax related matters:

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

8. Commitments and estimated liability for tax, labor and civil claims and assessments (Continued)

b) Estimated liability for tax, labor and civil claims and assessments (Continued)

The Company and its subsidiaries have questioned in court, the constitutionality of the legislation that increases the basis of calculation for PIS and COFINS social fund contributions to include financial and other revenues in addition to operating revenues and the increase of the rate. Management has recorded estimated losses arising from this dispute in the amount of US$73,739 (US$71,219 at December 31, 2008).

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some note holders exercised their rights in advance, the Company established a reserve of US$60,571 (US$60,682 at December 31, 2008) related to these taxes.

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$18,409 (US$19,262 at December 31, 2008).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. On March 31, 2009, court deposits and accrued liabilities under litigation amounts to US$21,505 (US$20,586 at December 31, 2008).

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

8. Commitments and estimated liability for tax, labor and civil claims and assessments (Continued)

b) Estimated liability for tax, labor and civil claims and assessments (Continued)

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$22,301 (US$22,093 in 2008) relating to the states sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amount to US$13,486 (US$13,139 on December 31, 2008).

The operating subsidiaries Vivax and BIGTV Companies are challenging the taxation of ICMS tax rate on access provider’s revenues and also on the revenues. The Company recorded a provision in the amount of US$38,874 (US$36,987 on December 31, 2008) related to this matter.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$118,671 (US$120,851 on December 31, 2008) to the state and federal tax authorities as a collateral for the amounts under litigation.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Financial instruments

a) General

The Company and its subsidiaries are exposed to market risk arising from their operations and use derivative financial instruments to mitigate these risks. The Company’s revenues are substantially generated in Brazilian reais, while the Company has debt, interest and accounts payable to suppliers of equipment and programming denominated in foreign currencies. Therefore these amounts are exposed to exchange rate risk, particularly related to the US Dollar. The fair value of the principal financial assets and liabilities of the Company was determined on the basis of information available in the market and appropriate valuation methods. These assets are managed with a strong focus on protection, security and liquidity. The control policy provides for continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature in derivative or any other risk assets.

The Company has a formal policy for risk management. An active Financial Committee, created to support the Company’s Administration Board, is comprised of one member of each principal stockholder (Globo and Embratel) and one member from management. The Committee oversees the activities related to the Company’s financial investments, debts and management risks, and reports on a periodic basis to the Administration Board.

b) Market value

The market value and book value of financial instruments are shown below:

		March 31,2009

		Book value	Market value

Liabilities -
Debt – Including Interests
Debentures 6ª issue		261,103	261,931
Perpetual notes		151,453	119,204
Finame		82,735	82,735
Banco Inbursa S.A		208,390	211,177
Bank credit notes		77,284	77,572

Total liabilities	US$	780,965	752,619

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Financial instruments (Continued)

c) Risks that affect the Company and its subsidiaries’ business are as follows

Foreign exchange rate risk

The Company and subsidiaries’ results are exposed to fluctuations related to the effects of the foreign exchange rates on liabilities denominated in foreign currencies, principally the US dollar. Transactions with certain equipment suppliers are denominated in foreign currencies, principally the US dollar. The Company’s income is generated in reais.

The Company’s foreign currency exposure is shown below:

		Consolidated

		March 31,	December 31,
		2009	2008

Short term
Interest payable	US$	9,843	5,166
Accounts payable to foreign suppliers		10,461	34,806
Programming		1,145	1,538

		21,449	41,510
Long term
Dollar denominated debt:
Perpetual Notes		150,000	150,000
Banco Inbursa loan		200,000	200,000

Liability exposure	US$	371,449	391,510

In order to manage the risk of the effects of fluctuations of the Brazilian real against the US dollar, the Company entered into non-speculative foreign exchange swap contracts which are further discussed below in Derivative Financial Instruments. The counterparties on these swap contracts are the following banks: Santander, UBS, Bradesco, Deutsche and HSBC.

Interest rate risk

The Company and subsidiaries’ results are exposed to fluctuations in the floating interest rates on the financial instruments, and debts with variable interest rates, mainly CDI (Interbank Certificate of Deposit) and TJLP (Long Term Interest Rate).

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Financial instruments (Continued)

c) Risks that affect the Company and its subsidiaries’ business are as follows (Continued)

Interest rate risk (Continued)

The Company’s floating interest rate exposure is as follows:

		March 31,	December 31,
		2009	2008

6th issue debentures	US$	261,103	250,957
Finame		82,735	76,482
Bank credit notes		77,284	74,185

Liability exposure	US$	421,122	401,624

Credit risk

The Company maintains cash and cash equivalents with a number of first line financial institutions and does not limit its exposure to one institution in particular, according to its formal policy. The Company has investment funds with conservative profiles, which are represented mainly by units in local fixed-income investment funds, multi-portfolio funds, creditor rights investment funds and others aiming to get better profitability. The assets of the funds are comprised of first line public securities and private securities with low risk ratings, in line with the standards established by the Company. Management believes there is a low risk of default by the counterparties.

The concentration of credit risk in accounts receivable from subscribers is limited by the large number of subscribers who make up its customer base and the balance in the allowance for doubtful accounts is sufficient to provide for estimated collection losses.

Derivative financial instruments

The Company uses derivative financial instruments to mitigate its exposure to exchange risk in accordance with its risk mitigation policies which are implemented by management under the oversight of the Finance Committee and the Administration Council.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Financial instruments (Continued)

c) Risks that affect the Company and its subsidiaries’ business are as follows (Continued)

Derivative financial instruments (Continued)

The Company only uses foreign exchange derivative instruments to protect a portion of its anticipated capital expenditures that are denominated in US dollars and the payment of interest on US dollar debt. Management has executed foreign currency swap agreements with a notional amount of US$138,400 which fixes the US dollar exposure for the next twelve months related to 100% of interest payable and equipment to be acquired from foreign suppliers. The Company has no US dollar debt obligations with short or medium term amortization.

The Derivative financial instruments held by the Company are shown below:

	Reference value
	(notional)		Fair value

Description	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Swap agreements	138,400	70,400	1,432	438

The net receivable amount of US$1,432 is recorded as "Other Current Assets " in the balance sheet and during the period ended March 31, 2009 the Company recognized a gain of US$2,667 and a loss of US$588, resulting in a net gain of US$2,079 related to derivative financial instruments which is recorded as other income.

10. Fair value measurements

The Company adopted FASB Statement 157 – Fair Value Measurements, (SFAS 157) on January 1, 2008, which increased the disclosures related to assets and liabilities measured at fair value on a recurring basis.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

10. Fair value measurements (Continued)

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  Level 1. Observable inputs such as quoted prices in active markets;
  Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
  Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a summary of instruments that are valued at fair value:

Fair value measurements at March 31, 2009 using

	Balance at	Quoted prices in active	Significant other	Significant
	March 31,	markets for identical	observable inputs	unobservable
Description	2009	assets (Level 1)	(Level 2)	inputs (Level 3)

Derivative
instruments – foreign
exchange swap
contracts	US$1,432	US$-	US$1,432	US$-

The foreign exchange swap contracts are derivative instruments which are used to manage the risk of the effects of a major devaluation of the Brazilian real against the US dollar which are inputs, other quoted prices in active markets , that are observable either directly or indirectly.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
March 31, 2009 and December 31, 2008
(Thousands of United States dollars)

11. Subsequent event

On April 22, 2009, a final Anatel resolution was published, Anatel Resolution No. 528, prohibiting pay-television providers from charging subscribers for more than one outlet per household. The Associação Brasileira de TV por Assinatura, or the ABTA (the Brazilian Pay TV Association), is expected to file an administrative appeal to Resolution No. 528 with Anatel in the next few days. Management cannot predict the outcome of such administrative appeal, and, as a result, the Administration is currently unable to assess the impact of Resolution No. 528 on Company’s business, cash flows and results of operations. Management estimate that approximately 4% of the Company’s revenues for the year ended December 31, 2008, were derived from fees for multiple outlets. Depending the outcome of the ABTA administrative appeal, the ABTA may also request that a federal district court allow the Company to continue to charge for multiple outlets within the same household. There can, however, be no assurance that the Company will be able to charge customers for multiple outlets until such administrative and legal challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on Company’s business, cash flows and results of operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.